June 12, 2012

Craig D. Wilson
Sr. Asst. Chief Accountant
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:	VHGI Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011, Filed April 16, 2012
Form 8-K/A, Filed May 3, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012, Filed May 21, 2012
File No. 000-17520

Gentlemen:

On behalf of VHGI Holdings, Inc. (the “Company”), this letter responds to your comment letter dated May 29, 2012.  The Company is in the process of gathering materials and preparing answers in response to your comments. It is currently the Company’s expectation that it will file a complete response on or before June 26, 3012.

Please do not hesitate to call Rick Dahlson at (214) 953-5896 with any questions or further comments you may have regarding this filing.

Sincerely,

/s/ Douglas P. Martin
Douglas P. Martin
Chief Executive Officer

cc:  Richard F. Dahlson, Jackson Walker L.L.P.